Feb-26-2002 02:57pm From-NASD REGULATION +12154960434 T-868 P.002/003 F-610

AH 3/27

02021406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23472

RECEIVED MAR 1 1 2002

3/26

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FRANK W. BETLEY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
231 MOORE LANE
(No. and Street)

HADDONFIELD, NJ 08033
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK W. BETLEY 856-428-8025
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BOWMAN & COMPANY LLP
(Name — if individual, state last, first, middle name)

601 WHITE HORSE ROAD, VOORHEES, NJ 08043
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

P

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, FRANK W. BETLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F. W. BETLEY & ASSOCIATES, as of DECEMBER 31, 2001, ~~19~~ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

SOLE PROPRIETOR

Title

Notary Public

JANET G. BETLEY
Notary Public of New Jersey
My Commission Expires Oct. 26, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. *
- X (o) Statement of Cash Flows

*Independent Auditors' Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

F. W. BETLEY & ASSOCIATES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

Bowman & Company LLP

Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com
Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT

Mr. Frank W. Betley
F. W. Betley & Associates

We have audited the accompanying balance sheet of F. W. Betley & Associates as of December 31, 2001 and the related statements of income, changes in proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of F. W. Betley & Associates as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary data contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 12, 2002

BOWMAN & Company LLP

Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com
Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Frank W. Betley
F. W. Betley & Associates

In planning and performing our audit of the financial statements of F. W. Betley & Associates for the period January 1, 2001 through December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(I), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of internal control structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 12, 2002

F. W. BETLEY & ASSOCIATES
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$ 7,460.82	
Investments	16,482.53	
		$ 23,943.35
Property Plant and Equipment		
Computer	2,437.46	
Accumulated Depreciation	(2,437.46)	
		0.00
Total Assets		$ 23,943.35

CAPITAL

Proprietor's Equity		$ 23,943.35

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		$ 12,162.57
EXPENSES		
Office Supplies	$ 383.31	
Telephone	660.01	
Filing Fees	1,248.00	
Bank Charges	5.82	
Total Expenses		2,297.14
NET INCOME FROM OPERATIONS		9,865.43
OTHER INCOME		
Interest	25.29	
Dividends	379.10	
Total Other Income		404.39
NET INCOME		$ 10,269.82

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

EQUITY, JANUARY 1, 2001	$ 21,273.53
ADDITIONS	
Net Income	10,269.82
	31,543.35
REDUCTIONS	
Proprietor's Withdrawals	(7,600.00)
EQUITY, DECEMBER 31, 2001	$ 23,943.35

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities	
Net Income	$ 10,269.82
Cash Flows from Investing Activities	
Purchase of Investments	(379.10)
Cash Flows from Financing Activities	
Proprietor's Withdrawals	(7,600.00)
Net Increase in Cash	2,290.72
Cash Balance January 1, 2001	5,170.10
Cash Balance December 31, 2001	$ 7,460.82

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES.
NOTES TO FINANCIAL STATEMENTS

(SEE ACCOUNTANTS' REPORT)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business - F. W. Betley & Associates is a proprietorship registered as a broker-dealer under the Securities Exchange Act of 1934 and has been engaged in the distribution of shares of registered open-end investment companies or unit investment trusts.

Basis of Accounting - The accounts of the business are maintained on the accrual basis of accounting and are in accordance with generally accepted accounting principles.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Major renewals and improvements are charged to the fixed asset accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expended currently.

At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation and amortization accounts are adjusted. Gain or loss from retirements or sales is credited or charged to income.

Note 2: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $23,613.70 which was $18,613.70 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Schedule 1

F. W. BETLEY & ASSOCIATES
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

TOTAL PROPRIETOR'S EQUITY	$ 23,943.35
Less	
Haircuts of Securities - Trading and Investment Securities	(329.65)
NET CAPITAL	23,613.70
NET CAPITAL REQUIREMENT	(5,000.00)
EXCESS NET CAPITAL	$ 18,613.70
RECONCILIATION	
Net Capital as Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 18,613.00
Adjustments:	
Rounding	0.70
Net Capital per Above	$ 18,613.70

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
STATEMENT OF EXEMPT STATUS
AS OF DECEMBER 31, 2001

F. W. Betley & Associates ("the Firm") is a sole proprietorship and is a registered broker-dealer under the Securities and Exchange Act of 1934. The Firm is engaged in the distribution of shares of registered open-end investment companies or unit investment trusts. The Firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation of determination of reserve requirements pursuant to Rule 15c3-3, Subsection k-1. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

During the year ended December 31, 2001, there were no material differences in the audited computation of Net Capital and the Broker/Dealer's unaudited Focus IIA.

The accompanying Notes are an integral part of these financial statements.